C. Edward Chaplin

Chief Financial Officer

MBIA Inc.

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 765-3080

Chuck.Chaplin@mbia.com

www.mbia.com

August 10, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	MBIA Inc.

Form 10-K filed February 29, 2012

Form 10-Q filed May 10, 2012

Form 8-K filed May 10, 2012

File No. 001-09583

Dear Mr. Rosenberg:

MBIA Inc. (“MBIA,” the “Company,” or “we”) is pleased to respond to your letter dated August 2, 2012 in which you provided comments to its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012 and its Form 8-K dated May 10, 2012. For your convenience, we have reproduced your comments followed by our corresponding responses.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview, page 50

SEC Comment:

1.	You disclose in the second paragraph on page 51 that in 2011 you commuted or agreed to commute $32.4 billion of gross insured exposures primarily comprising CMBS pools, investment grade corporate collateralized debt obligations (“CDOs”) and multi-sector CDOs, among other types of exposures. It appears based on disclosures in your March 31, 2012 Form 10-Q that you continue to commute additional exposures. Please address the following:

•

Please tell us how you incorporated estimates of future commutations in your liability estimates and reference for us the authoritative literature you rely upon to support your accounting. In your response please:

o	Separately tell us how you treat commutations of policies treated as financial guarantee insurance contracts versus derivatives.
o	Quantify for us the commutations of financial guarantee insurance contracts and derivatives as it appears that most of your CMBS pools and CDO exposures are treated as derivatives.

o	Tell us how you incorporate the impact of commutation under the BET Model and the Direct Price Model used to estimate your insurance derivatives as indicated in Note 7 to your consolidated financial statements.
o	Tell us how you factor commutations into your probability-weighted cash flow analysis under ASC 944-40-30-31 and 30-32 for your financial guarantee insurance contracts. Tell us whether you limit your commutation estimates in any way in your probability-weighted scenarios.
•

As you indicate that the aggregate amount you agreed to pay to commute the transactions in 2011 was approximately $500 million more than your aggregate statutory loss reserve for these transactions, please tell us:

o	Whether your statutory reserves for these transactions were different than your GAAP reserves, and if so by how much.
o	How your previous GAAP estimates for these transactions were reasonable. In this regard, for example, it appears that the price you paid to extinguish your derivative obligations may have been higher than your GAAP estimates. Also, please clarify why the amount of credit derivative settlements as disclosed in the table on page 180 of $2,477 million is the same as the realized losses during 2011.
o	The amount of GAAP liabilities de-recognized from your financial statements and separately the amount associated with financial guarantee loss reserves versus derivative liabilities.
o	The amount paid to commute these transactions.
o	The amount of deferred revenues associated with these transactions and an indication whether you accelerated recognition upon commutation.

MBIA Response:

In 2011, the Company commuted or agreed to commute $32.4 billion of gross insured exposures. Commutations of financial guarantees accounted for as derivatives, referred to herein as insured derivatives, represented $32.0 billion of the $32.4 billion of gross insured exposures commuted and resulted in gross payments by us totaling $2.5 billion. Insured derivatives are recorded on our balance sheet at fair value, and changes in the fair value are recorded each period in earnings in accordance with ASC 815, “Derivatives and Hedging.” We do not record GAAP loss reserves on these transactions. Financial guarantees that meet the scope exception under accounting guidance for derivatives and hedging activities, referred to herein as financial guarantee policies, are accounted for as financial guarantee insurance contracts under ASC 944, “Financial Services, Insurance.”

Insured Derivatives

In accordance with accounting guidance for fair value measurement, the Company’s estimate of fair value is developed from the perspective of a market participant and represents our estimate of what a similar company would charge to assume the Company’s position in the transaction at the measurement date in a hypothetical market (because no market exists in which such transactions occur). As a result, the fair values of insured derivatives are influenced by a variety of market and transaction-specific factors that may be unrelated to the ultimate amount paid by us in respect of a negotiated commutation or the amount we establish as a statutory loss reserve, if any.

As described in “Note 7: Fair Value of Financial Instruments” within the Notes to Consolidated Financial Statements in our Form 10-K for the year ended December 31, 2011, the fair value of the Company’s insured derivatives are determined using a variety of inputs. When insured derivatives are commuted, we consider settlement prices in our fair value process but we do not use commutation prices as an input to our BET or Direct Price models. This is because commutation prices have been heavily influenced by individual counterparty circumstances, which generally cannot be relied upon to estimate fair value for similar insured derivatives with other counterparties. Therefore, commutation prices are only used in our fair value process to assess the reasonableness of our fair value estimates.

Specific factors that we believe have influenced the price at which counterparties have commuted with us and that vary from counterparty to counterparty include, but are not limited to, the following:

•	Counterparties may seek to eliminate exposure to monolines for public reporting and related reasons, which may affect the price at which they are willing to commute exposure.

•	Counterparties who are engaged in litigation with MBIA may be willing to commute in order to settle the litigation and reduce exposure in the litigation, as well as reduce ongoing legal expenses.

•

Counterparties need to weigh commutation prices against their own credit value adjusted balance sheet “receivables” from MBIA. Valuation models for such receivables vary widely across counterparties, driving differences in commutation prices that are not related to the underlying transactions. Additionally, the presence of hedging offsets to MBIA counterparty risk varies among counterparties.

•	Commutation prices can vary depending on the timing of commutations relative to MBIA’s willingness and ability to commute.

•

The timing and uncertainty of potential claim payments under our insured derivative policies, which can be very long-dated, and the requirement for the counterparty to pay ongoing insurance premiums can affect the price at which commutations are executed.

In light of the factors described above, we do not believe it is appropriate to explicitly use individual commutation prices in our derivative valuation models. However, as previously mentioned, we use commutation prices to assess the reasonableness of our fair value estimates for insured derivatives. With regard to 2011 commutations, the fair values of policies commuted represented approximately 10% of the gross exposures commuted, and the settlement costs of policies commuted represented approximately 8% of the gross exposures commuted. As such, we believe the aggregate estimated fair values of policies commuted relative to the exposures commuted during 2011 were within a reasonable range of our aggregate actual cost to commute such exposures.

With respect to the treatment of commutations of insured derivatives, it is helpful to understand the presentation within our financial statements. Prior to settlement, changes in the fair value of insured derivatives are reported within “Unrealized gains (losses) on insured derivatives” in our statement of operations. Once settled, all accumulated unrealized losses, as reflected in our derivative liability, are reversed through earnings within “Unrealized gains (losses) on insured derivatives”, and our actual settlement amount is reported within “Realized gains (losses) and other settlements on insured derivatives” in our statement of operations. Therefore, the net pre-tax effect on our statement of operations in the period in which we commute is the difference between our derivative liability and our settlement cost for the respective policies, and is reflected in “Net change in fair value of insured derivatives” in our statement of operations.

The fair values of the insured derivatives as of the quarter-end prior to the commutation date for policies commuted during 2011 totaled $3.29 billion, the amount derecognized from our balance sheet. The payments made to commute these policies totaled $2.47 billion. Therefore, the amounts paid to settle these derivative liabilities were lower than our estimated fair values. The table on page 180 of our Form 10-K for the year ended December 31, 2011 presents the change in our derivative liability during 2011. The amount of derivative settlements as disclosed in the table on page 180 represents our cost of commutations and is equal and offsetting to the amount reported as realized losses in the table. The $3.29 billion of unrealized losses are reversed within the $440 million reported as unrealized losses in the table. The $440 million includes changes in the fair values of all other contracts as well. Therefore, the net of this activity results in the correct reduction of our derivative liability from the balance at the beginning of the year to the balance at the end of the year.

Under accounting guidance for derivatives, the value of any unearned premium is implicit in our estimate of fair value. Therefore, we did not accelerate the recognition of deferred revenue upon commutation.

Please refer to “Note 7: Fair Value of Financial Instruments” in the Notes to Consolidated Financial Statements for a discussion of our process and assumptions used in determining the fair values of our insured derivative contracts.

Financial Guarantee Policies

During 2011, we commuted an immaterial amount of financial guarantee policies (i.e., policies not accounted for as derivatives), and we do not believe that commutations of financial guarantee policies in the foreseeable future will be material. Commutations of financial guarantee policies in 2011 represented $369 million of gross insured exposures commuted and resulted in payments by us totaling $1.4 million. These policies were commuted as part of settlements of various types of underlying asset classes, including insured derivative exposures, with respective counterparties, and did not represent policies for which we expected to pay claims or to commute prior to the period in which we executed our commutations. Therefore, we had not recorded GAAP losses on these policies prior to commuting.

For financial guarantee policies that we have not yet commuted, we consider the likelihood of a commutation. In accordance with ASC 944-40-30-31 and ASC 944-40-30-32, when establishing case basis loss reserves, the Company calculates the present value of probability-weighted estimated loss payments, net of estimated recoveries, using a discount rate equal to the risk-free rate applicable to the currency and the weighted average remaining life of the insurance contract. Commutation scenarios are factored into our probability-weighted analysis by policy type and counterparty based on actual commutation experience and ongoing discussions with counterparties on potential commutations. The probability weight of the commutation scenario is specific to each policy depending upon management’s view of the likelihood of a commutation being executed. Weightings may range from 0% if a commutation is highly remote to 100% if a commutation has been agreed to but has not settled as of the balance sheet date.

Premiums may be collected on an upfront or installment basis. Any premiums collected upfront but not yet earned at the date of a commutation are accelerated into premium earnings upon the commutation. This is consistent with the recognition of premium earnings for other early terminations of policies, such as an issuer refunding or refinancing an MBIA-insured issue. With regard to installment premiums, any uncollected deferred premium revenue remaining upon commutation is reversed against the corresponding premium receivable. For financial guarantee policies commuted during 2011, we accelerated approximately $7.5 million of premiums into earnings, along with a proportionate amount of deferred acquisition costs.

Please refer to “Note 6: Loss and Loss Adjustment Expense Reserves” in the Notes to Consolidated Financial Statements, for a discussion of our loss reserving process and assumptions for the major sectors of our business. We also discuss our process for establishing statutory loss reserves for derivatives notwithstanding our derivative contracts are recorded at fair value on our GAAP balance sheet.

Statutory Loss Reserves

Under statutory accounting principles, we establish loss reserves for all policies, insured derivatives and financial guarantee policies, based on our probability-weighted estimate of claims discounted at a prescribed rate, which is different from the discount rate required by GAAP. For financial guarantee policies, our statutory and GAAP loss reserves differ primarily by the effect of applying different discount rates. In addition, GAAP requires loss reserves to be recorded once such reserves exceed unearned premium revenue, which is not a requirement of statutory accounting principles. Regardless of these differences, we had no statutory or GAAP loss reserves for financial guarantee policies commuted during 2011. For insured derivatives, we do not establish GAAP loss reserves, as described above, but rather record these contracts at their fair values. Therefore, there is no comparable basis for statutory loss reserves on insured derivative contracts within our GAAP financial statements. Our statutory loss reserves for insured derivatives commuted during 2011 totaled $2.0 billion.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 6: Loss and Loss Adjustment Expense Reserves

Loss and Loss Expense Adjustment Expense Reserves, page 150

SEC Comment:

2.	Please tell us how you factor potential reductions in defaults and foreclosures for mortgages that are subject to temporary government foreclosure moratoriums in your loss reserve estimation process.

MBIA Response:

The majority of our residential mortgage insured exposure is in the form of second-lien RMBS transactions. Government foreclosure moratoriums do not materially impact our loss reserving for second-lien RMBS exposure as loans within this sector are typically charged off and not foreclosed.

The loss reserving methodology used to estimate our loss reserves for first-lien RMBS exposure implicitly incorporates the anticipated effects of government foreclosure moratoriums on future defaults and liquidations. This is accomplished in our loss projection cash flows by reducing our assumption of the early delinquencies, which we assume roll to liquidation over a two-year period. Thus, the positive effect of foreclosure moratoriums due to the likelihood of increased cash flows results in lower estimated liquidation related losses. Additionally, the effect of the government’s and servicers’ policies of preferring short-sales over foreclosures, loan seasoning and improvements in housing prices will result in lower loss severities, all of which are reflected in our cash flows by reducing loss severities.

We will update our disclosure with regard to our first-lien RMBS loss reserving to reflect that we consider government foreclosure moratoriums in our reserving process. Below is an excerpt from our first-lien RMBS loss reserving disclosure, which appears on page 152 of our Form 10-K for the year ended December 31, 2011, revised to include the bold text.

In calculating ultimate cumulative losses for first-lien RMBS, the Company estimates the amount of loans that are expected to be liquidated through foreclosure or short sale. The time to liquidation for a defaulted loan is specific to the loan’s delinquency bucket with the latest three-month average loss severities generally used to calculate losses at loan liquidation. The loss severities are reduced over time to account for a reduction in the amount of foreclosure inventory, future increases in home prices, principal amortization of the loan, and government foreclosure moratoriums.

Form 10-Q for the quarterly period ended March 31, 2012

Notes to Consolidated Financial Statements

Note 5: Loss and Loss Adjustment Expense Reserves

Second-lien RMBS Recoveries, page 20

SEC Comment:

3.	You disclose in the fourth paragraph on page 21 that you believe that GMAC Mortgage LLC and Residential Funding Company LLC are “more likely” to file for bankruptcy. Despite disclosing the increased likelihood of bankruptcy, you do not appear to have reduced the value of your recoveries related to put-backs against GMAC Mortgage, LLC and Residential Funding Company, LLC as you state that “[a]t this time the Company cannot reasonably estimate the amount of the change, if any, in the value of the recoveries, which will depend on whether there is a bankruptcy filing and on other facts and circumstances that are unknown at this time.” Please explain to us why the increased likelihood of these bankruptcies did not result in a reduction of the value of your recoveries recorded from put-backs against these companies under your probability-weighted expected cash flow assessment under ASC 944-40-30-31 and 30-32.

MBIA Response:

As disclosed in the Company’s Form 10-K for the year ended December 31, 2011 and its Form 10-Q for the quarterly period ended March 31, 2012, MBIA utilizes multiple probability-weighted scenarios to estimate put-back recoveries. As of December 31, 2011, we utilized five scenarios that incorporated full recovery of our incurred loss and discounted recovery (i.e., less than full recovery) of our incurred loss. Discounted recoveries reflected litigation delays and risks and/or financial distress associated with sellers/servicers. Probabilities were assigned to these scenarios with most of the weightings on scenarios with discounted recoveries. The sum of the probability-weightings assigned to all scenarios was 100%.

During the first quarter of 2012, there were increased indications that ResCap (the parent of GMAC and RFC) would file for bankruptcy as its parent, Ally Financial Inc., would no longer continue to provide the financing necessary to fund ResCap, as disclosed in our Form 10-Q for the quarterly period ended March 31, 2012. In response to these increased indications of an impending bankruptcy filing by ResCap, in the first quarter of 2012, the Company increased the discount applied to its recovery scenarios, which had the effect of reducing the value of recoveries expected from put-backs against GMAC and RFC. However, also in the first quarter of 2012, we increased our estimate of incurred losses related to GMAC and RFC exposures, which generated a corresponding increase in our aggregate estimated recoveries as the amount of our recoveries is based on incurred losses. The net result was an immaterial decrease in the value of our estimated recoveries from put-backs against these companies. If the Company had not increased its discount percentage on its estimate of recoveries from GMAC and RFC, it would have recorded an increase in recoveries related to these ResCap subsidiaries of approximately 4.5%.

Notwithstanding the above, for the quarter ended March 31, 2012, the Company had limited information on which to adjust its recoveries based on indications of a bankruptcy filing by ResCap. In the second quarter of 2012, ResCap, as well as GMAC and RFC, filed for bankruptcy and, as a result, we revised our probability-weighted scenarios to reflect new information that became available, including the context of the bankruptcy proceedings.

Note 6: Fair Value of Financial Instruments, page 30

SEC Comment:

4.	We acknowledge your disclosures added under the new requirements of ASU 2011-04. Please provide us proposed revised disclosure to be included in future periodic reports that addresses the following comments:

•

Discuss the interrelationships between the unobservable inputs identified in the table on page 39 and how they might magnify or mitigate the effect of changes in the unobservable inputs on the fair value measurement as stipulated in ASC 820-10-50-2g; and

•

Discuss the valuation techniques used to measure Level 3 assets and liabilities disclosed at fair value but not reported at fair value as presented in the table on page 45 and as required by ASC 820-10-50-2E. In this regard, for example, it appears that your general disclosure of techniques used to value investments held-to-maturity on page 31 discusses the use of observable inputs but not unobservable inputs.

MBIA Response:

Below please find our proposed revised disclosure addressing the interrelationships between the unobservable inputs and how they might magnify or mitigate the effects of changes in the unobservable inputs on the fair value measurement as stipulated in ASC 820-10-50-2g. Since we do not expect the interrelationship, or lack thereof, of unobservable inputs to necessarily magnify or mitigate the effects of changes in unobservable inputs on our fair value measurement in any significant way, we did not provide disclosures addressing the effect of such changes in our Form 10-Q for the quarterly period ended March 31, 2012. However, in response to your comment, we intend to include the below in our future filings. Disclosures responsive to your comment appear in bold text.

The significant unobservable input used in the fair value measurement of the Company’s loans receivable at fair value of consolidated VIEs is the impact of the financial guarantee. The fair value of loans receivable is calculated by subtracting the value of the financial guarantee from the market value of VIE liabilities. The value of a financial guarantee is estimated by the Company as the present value of expected cash payments under the policy. As expected cash payments provided by the Company under the insurance policy increase there is a lower expected cash flow on the underlying loans receivable of the VIE. This results in a lower fair value of the loans receivable in relation to the obligations of the VIE.

The significant unobservable inputs used in the fair value measurement of the Company’s loan repurchase commitments of consolidated VIEs are the recovery rates and the breach rates. Recovery rates reflect the estimates of future cash flows reduced for litigation delays and risks and/or potential financial distress of the sellers/services. The estimated recoveries of the loan repurchase commitments may differ from the actual recoveries that may be received in the future. Breach rates represent the rate at which the mortgages fail to comply with stated representations and warranties of the sellers/servicers. Significant increases or decreases in the recovery rates and the breach rates would result in significantly higher or lower fair values of the loan repurchase commitments, respectively. Additionally, changes in the legal environment and the ability of the counterparties to pay would impact the recovery rate assumptions, which could significantly impact the fair value measurement. Any significant challenges by the counterparties to the Company’s determination of breaches of representations and warranties could significantly adversely impact the fair value measurement. Recovery rates and breach rates are determined independently. Changes in one input will not necessarily have any impact on the other input.

The significant unobservable input used in the fair value measurement of the Company’s variable interest entity notes of consolidated VIEs is the impact of the financial guarantee. The fair value of VIE notes is calculated by adding the value of the financial guarantee to the market value of VIE assets. The value of a financial guarantee is estimated by the Company as the present value of expected cash payments under the policy. As the value of the guarantee provided by the Company to the obligations issued by the VIE increases, the credit support adds value to the liabilities of the VIE. This results in an increase in the fair value of the liabilities of the VIE.

The significant unobservable inputs used in the fair value measurement of the Company’s CMBS credit derivatives, which are valued using the BET Model, are CMBS spreads, recovery rates, nonperformance risk and weighted average life. The CMBS spread is an indicator of credit risk of the collateral securities. The recovery rate represents the percentage of notional expected to be recovered after an asset defaults, indicating the severity of a potential loss. The nonperformance risk is an assumption of the Company’s own ability to pay and whether the Company will have the necessary resources to pay the obligations as they come due. Weighted average life is based on the Company’s estimate of when the principal of the underlying collateral of the CMBS structure will be repaid. A significant increase or decrease in CMBS spreads or weighted average life would result in an increase or decrease in the fair value of the derivative liabilities, respectively. Any significant increase or decrease in recovery rates or the Company’s nonperformance risk would result in a decrease or increase in the fair value of the derivative liabilities, respectively. CMBS spreads, recovery rates, nonperformance risk and weighted average lives are determined independently. Changes in one input will not necessarily have any impact on the other inputs.

The significant unobservable input used in the fair value measurement of the Company’s multi-sector CDO credit derivatives, which are valued using the Direct Price Model, is nonperformance risk. The nonperformance risk is an assumption of the Company’s own ability to pay and whether the Company will have the necessary resources to pay the obligations as they come due. Any significant increase or decrease in the Company’s nonperformance risk would result in a decrease or increase in the fair value of the derivative liabilities, respectively.

The significant unobservable inputs used in the fair value measurement of the Company’s other credit derivatives, which are valued using the BET Model, are recovery rates, nonperformance risk and weighted average life. The recovery rate represents the percentage of notional expected to be recovered after an asset defaults, indicating the severity of a potential loss. The nonperformance risk is an assumption of the Company’s own ability to pay and whether the Company will have the necessary resources to pay the obligations as they come due. Weighted average life is based on the Company’s estimate of when the principal of the underlying collateral will be repaid. Any significant increase or decrease in weighted average life would result in an increase or decrease in the fair value of the derivatives, respectively. Any significant increase or decrease in recovery rates or the Company’s nonperformance risk would result in a decrease or increase in the fair value of the derivative liabilities, respectively. Recovery rates, nonperformance risk and weighted average lives are determined independently. Changes in one input will not necessarily have any impact on the other inputs.

In addition, below please find our proposed revised disclosure of the valuation techniques used to measure Level 3 assets and liabilities disclosed at fair value but not reported at fair value to more closely identify the unobservable inputs. We propose that this disclosure replace the respective discussions of our valuation techniques in our future filings. Please note that the below is a revised excerpt from disclosures in our Form 10-Q for the quarterly period ended June 30, 2012. Disclosures responsive to your comment appear in bold text.

Valuation techniques for financial instruments measured at fair value and included in the tables that follow are described below.

Fixed-Maturity Securities (including short-term investments) Held as Available-For-Sale, Fixed-Maturity Securities at Fair Value, Investments Pledged as Collateral, Investments Held-to-Maturity, and Other Investments

Fixed-maturity securities (including short-term investments) held as available-for-sale, fixed-maturity securities at fair value, investments pledged as collateral, and other investments include investments in U.S. Treasury and government agencies, foreign governments, corporate obligations, MBS and ABS (including CMBS and CDOs), state and municipal bonds and equity securities (including perpetual preferred securities and money market mutual funds).

These investments are generally valued based on recently executed transaction prices or quoted market prices. When quoted market prices are not available, fair value is generally determined using quoted prices of similar investments or a valuation model based on observable and unobservable inputs. Inputs vary depending on the type of investment. Observable inputs include contractual cash flows, interest rate yield curves, CDS spreads, prepayment and volatility scores, diversity scores, cross-currency basis index spreads, and credit spreads for structures similar to the financial instrument in terms of issuer, maturity and seniority. Unobservable inputs include cash flow projections and the value of any credit enhancement.

The fair value of the investments held-to-maturity is determined using discounted cash flow models. Key inputs include unobservable cash flows projected over the expected term of the investment discounted using observable interest rate yield curves of similar securities.

Investments based on quoted market prices of identical investments in active markets are classified as Level 1 of the fair value hierarchy. Level 1 investments generally consist of U.S. Treasury and foreign government and agency investments. Quoted market prices of investments in less active markets, as well as investments which are valued based on other than quoted prices for which the inputs are observable, such as interest rate yield curves, are categorized in Level 2 of the fair value hierarchy. Investments that contain significant inputs that are not observable are categorized as Level 3.

Investment Agreements

The fair values of investment agreements are determined using discounted cash flow techniques based on contractual cash flows and observable interest rates currently being offered for similar agreements with comparable maturity dates. Investment agreements contain collateralization and termination agreements that substantially mitigate the nonperformance risk of the Company. As the terms of the notes are private, and the contract cash flows are not observable, these investment agreements are categorized as Level 3 of the fair value hierarchy.

Medium-Term Notes

The fair values of MTNs are based on quoted market prices provided by third-party sources, where available. When quoted market prices are not available, the Company applies a matrix pricing grid based on the quoted market prices received and the MTNs’ stated maturity and interest rate to determine fair value. Nonperformance risk is included in the quoted market prices and the matrix pricing grid.

The Company has elected to record three MTNs at fair value as they contain embedded derivatives which cannot accurately be separated from the host debt instrument and fair valued separately, therefore, these three MTNs are carried at fair value with changes in fair value reflected in earnings. The remaining MTNs, which are not carried at fair value, do not contain embedded derivatives.

As these MTNs are illiquid and the prices reflect significant unobservable inputs, they are categorized as Level 3 of the fair value hierarchy.

Variable Interest Entity Notes

The fair values of VIE notes are determined based on recently executed transaction prices or quoted prices where observable. When position-specific quoted prices are not observable, fair values are based on quoted prices of similar securities. Fair values based on quoted prices of similar securities may be adjusted for factors unique to the securities, including any credit enhancement. When observable quoted prices are not available, fair value is determined based on discounted cash flow techniques of the underlying collateral using observable and unobservable inputs. Observable inputs include interest rate yield curves and bond spreads of similar securities. Unobservable inputs include the value of any credit enhancement. VIE notes are categorized in Level 2 or Level 3 of the fair value hierarchy based on the lowest level input that is significant to the fair value measurement in its entirety.

Form 8-K filed May 10, 2012

Exhibit 99.1

SEC Comment:

5.	Near the end of your earnings release you present entire statements of adjusted pre-tax income by segment to reconcile this non-GAAP measure to your GAAP pre-tax income. Please provide us proposed revised non-GAAP reconciliation tables to be included in future earnings releases that remove your presentation of entire statements of adjusted pre-tax income. Please see Question 102.10 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please also see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures. In addition, please represent to us that you will no longer present these complete statements of adjusted pre-tax income on your website or elsewhere.

MBIA Response:

In preparing our earnings release, we considered Question 102.10 of the SEC’s Compliance & Disclosure Interpretations for Non-GAAP Financial Measures and Instruction 2 to Item 2.02 of Form 8-K with respect to the prominence of GAAP and non-GAAP information. Please note that directly preceding our statement of adjusted pre-tax income by segment is our entire GAAP statement of operations totaling to pre-tax income by segment, the most directly comparable GAAP measure. Therefore, we believe our presentation of adjusted pre-tax income within our earnings release does not place undue prominence on this non-GAAP measure and, in accordance with Item 10(e)(1)(i)(A), we have complied with the requirement of “a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP)”.

Notwithstanding the above, we will no longer present complete statements of adjusted pre-tax income in future earnings releases, on our website, or elsewhere. Instead we propose the following revised non-GAAP reconciliation table for communications with investors, including our future earnings releases.

MBIA INC. AND SUBSIDIARIES

ADJUSTED PRE-TAX INCOME (LOSS) RECONCILIATION

(in millions)

	Three Months Ended March 31,
	2012	2011
Adjusted total revenues	$115	$332

Adjusted total expenses	663	307

Adjusted pre-tax income (loss)	(548)	25

Additions to adjusted pre-tax income (loss):

Impact of consolidating certain VIEs	5	15

Mark-to-market gain (loss) on insured credit derivatives	303	(1,591)

Subtractions from adjusted pre-tax income (loss):

Impairments on insured credit derivatives	(261)	212

Pre-tax income (loss)	$21	$(1,763)

****

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	SEC Staff comments or changes to disclosures in response to SEC Staff comments do not foreclose the Commission from taking action with respect to such filings; and
•	the Company may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope you find our response helpful in your review of our filings on Form 10-K, Form 10-Q and Form 8-K. Please feel free to contact me at 914-765-3925 with any comments or questions you may have with respect to our response.

Very truly yours,

/s/ C. Edward Chaplin

C. Edward Chaplin